Start of Angeliq(R) launch throughout Europe

Berlin, September 2, 2004 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that the new low dose hormone therapy, Angeliq(R), is now available in Germany, Sweden, Finland, Iceland, The Netherlands, Belgium, South Africa and Denmark, for the relief of postmenopausal symptoms and the prevention of postmenopausal osteoporosis. Additional European countries are to follow. Angeliq(R) will become available in the key European markets by mid 2005.

Angeliq(R) is the first and only hormone therapy world wide combining estradiol with drospirenone, a novel progestin developed by Schering. Menostar(R), another new product within Schering's individualized menopause management portfolio, has recently been introduced in the USA as a micro-dose estrogen patch for the prevention of osteoporosis.

"With many women seeking more individualized treatment options for menopause, Schering is pleased to offer a completely new choice for the alleviation of menopausal symptoms," said Philip Smits, MD, Head of Gynecology&Andrology at Schering AG. "With Angeliq(R) and Menostar(R) we are setting new treatment standards in hormone therapy and osteoporosis prevention. These products are expected to make major contributions to our business growth in gynecology and andrology. Over the next few years, we expect average double-digit growth of our menopause management business."

Additional information:
Angeliq(R) alleviates typical menopausal symptoms, such as hot flushes, excessive perspiration, vaginal dryness, sleeplessness and mood changes and prevents postmenopausal bone loss, which leads to osteoporosis. Angeliq(R) contains the active substances drospirenone (2 mg) and estradiol (1 mg). An administration cycle comprises 28 tablets that are taken daily without any pause.

Drospirenone differs appreciably in its properties from other currently available progestins in hormone therapy. It mimics the hormone progesterone, which is the progestin naturally present in a woman's body. Drospirenone inhibits the effect of aldosterone, the adrenal cortical hormone, which regulates the body's sodium and water balance. Hence, drospirenone counteracts water retention that estrogen and many synthetic progestins can cause. No other preparation for hormone therapy exhibits comparable properties.

Menostar(R) is a very small, once-weekly patch delivering a micro-dose of transdermal estradiol - only 14 micrograms per day - for post-menopausal osteoporosis prevention. The dose of plant-derived estrogen in this thumb-nail-sized patch is so low that Menostar(R) can be used in women with or without a uterus, and does not require a daily or monthly concomitant progestin. Women using the estrogen preparations available to date have had to take progestin preparations as an permanent accompaniment in order to protect their uterus. With Menostar(R) the progestin treatment can be reduced to a minimum: It is recommended that women who have a uterus and are treated with Menostar(R) receive a progestin for 14 days every six to 12 months. A woman without a uterus does not need a progestin.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany..
Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de
Pharma: Astrid Forster, T: +49-30-468 120 57, astrid.forster@schering.de

Your contacts in the US:
Media Relations: Kim Schillace, T:+1-973-487 2461, kimberly_schillace@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com

Find additional information at: www.schering.de/eng